UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. Two)*

Hanwha SolarOne Co., Ltd.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

83415U108

(CUSIP Number)

December 31, 2010

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	83415U108

1	NAMES OF REPORTING PERSONS Yonghua Lu

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
People’s Republic of China

	5	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	83415U108

1	NAMES OF REPORTING PERSONS Yonghua Solar Power Investment Holding Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		-0-
SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-
EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-
WITH:	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

-0-

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

-0-

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

SCHEDULE 13G

Item 1(a)	Name of Issuer:
Hanwha SolarOne Co., Ltd. (formerly known as Solarfun Power Holdings Co., Ltd.) (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices:
888 Linyang Road, Qidong, Jiangsu Province
F4 226200, People’s Republic of China

Item 2(a)	Name of Person Filing:
Yonghua Lu
Yonghua Solar Power Investment Holdings Ltd. (the “Record Holder”)

Item 2(b)	Address of Principal Business Office:
Room 2206, Citic Square
No. 1168 West Nanjing Road
Shanghai, China 200041

Item 2(c)	Place of Citizenship:
Mr. Lu is a citizen of the People’s Republic of China. The place of organization of the Record Holder is the British Virgin Islands.

Item 2(d)	Title of Class of Securities:
Ordinary Shares.

Item 2(e)	CUSIP Number:
83415U108

Item 3	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(ii)(J), please specify the type of institution: __________________________________________.

Item 4	Ownership.

	(a)	Amount beneficially owned:		-0-

	(b)	Percent of Class:		-0-

	(c)	Number of Shares as to which such person has:

		(i)	Sole power to vote or direct the vote:	-0-

		(ii)	Shared power to vote or direct the vote:	-0-

		(iii)	Sole power to dispose or direct the disposition of:	-0-

		(iv)	Shared power to dispose or direct the disposition of:	-0-

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

On September 16, 2010, the Record Holder, of which Mr. Lu is the sole director, sold all of its ordinary shares of the Issuer to Hanwha Chemical Corporation, a Korean company. As of the date of this statement, neither the Record Holder or Mr. Lu, individually or together, own more than 5 percent of the Issuer’s ordinary shares.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company or Control Person.

Not Applicable

Item 8	Identification and Classification of Members of the Group.

See Exhibit A.

Item 9	Notice of Dissolution of Group.

Not Applicable

Item 10	Certifications.

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011
Yonghua Lu

By: /s/ Yonghua Lu
Name: Yonghua Lu

Yonghua Solar Power Investment Holding Ltd.

By: /s/ Yonghua Lu
Name: Yonghua Lu
Title: Director

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13G referred to below) on behalf of each of them of a statement on Schedule 13G (including amdendments thereto) with respect to the Ordinary Shares, par value $0.0001 per share, of Hanwha SolarOne Co., Ltd., a Cayman Islands company, and that this Agreement may be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 14th day of February, 2011.

Yonghua Lu

By: /s/ Yonghua Lu
Name: Yonghua Lu

Yonghua Solar Power Investment Holding Ltd.

By: /s/ Yonghua Lu
Name: Yonghua Lu
Title: Director